Trenching Report

- on the -

Ludivina Property

State of Baja California, Mexico

For:

Cardero Resource Corp.

1901-1177 West Hastings St.

Vancouver, B.C.

V6E 2K3

By:

G. D. Belik, P.Geo.

April 2, 2003

Table of Contents

Summary

Introduction

Property Description and Location

Accessibility, Climate, Infrastructure and Physiography

History

Regional Geological Setting

Property Geology

Deposit Type

Veining, Alteration and Mineralization

Trenching Program

Reconnaissance Prospecting Program

Interpretation and Conclusions

Appendix A:

Trench Notes and Sample Descriptions

Appendix B:

Sample Descriptions LUD_03-1 to LUD-03-24

Appendix C:

Assay Certificates

Appendix D:

Writer’s Certificate

Appendix E:

References

List of Maps in Text:

Figure 696-02-13    Location Map

Figure 696-02-14    Mineral Concession Map

Plan Maps for Trenches 1,2 and 21 to 30

List of Maps in Pocket:

Figure 696-02-15B

Geology Plan (1:5,000)

Figure 696-03-15C        South Zone (1:1,000)

Summary

During Feb. 1-26, 2003 a comprehensive trenching program was carried out on the Ludivina property located near the town of San Quintin, northern Baja, Mexico.  This work was the first part of a two-phase exploration program recommended by the writer in a report dated Dec.11, 2002.

The Ludivina property covers an extensive, high-level, low-sulphidation type, epithermal vein system and associated alteration, hosted within intermediate to mafic volcanic rocks of the Cretaceous Alisitos Formation.  Alteration and veining occur within a broad north to northeast-trending belt that is more than 7.0 km long and 2.0 km to 2.5 km wide.  Veining is associated with silica cap alteration zones with local preserved remnants of classical  siliceous hot spring sinter deposits.  Although most individual veins are narrow (less than 1.0 m), stockwork zones of abundant anastomosing veinlets and veins occur in several areas within broad silicified zones that have been traced for more than 1.0 km.  Individual veins consist of massive to finely banded chalcedonic varieties and drusy quartz varieties with well-developed comb quartz and banded cockade textures.

The trenching program evaluated six areas.  Most of the trenching was carried out in the South Zone along two east-west trending, arcuate, subparallel, en-echelon zones of veining and strong silicification (referred to as Zones A and B) that are centered about 200 meters apart.  Both zones contain core areas of strong silicification (qtz-py-spec) and veining flanked by successive zones of weaker, low-sulphide silica, silica-clay and clay alteration that are controlled in part by bedding and in part by fracturing and veining.  Barite veins are present within the central parts of both zones.  Remnants of siliceous sinter cap breccia are preserved in several places along the trend of both structures.

The core area in Zone A has been traced over an east-west strike length of 250 meters and averages about 20 meters wide. This zone is surrounded by a halo of pervasive silicification with weaker veining that is about 350 meters long and up to 73 meters wide.  Small islands of silicification and a horsetail system of white chalcedonic veins extend away from the zone to the east over a strike length of more than 400 meters.

Zone B is similar to A and contains lens-like bodies of strong alteration and veining up to 15 meters wide within a broad zone of pervasive silica-clay alteration that is about 500 meters long and up to 110 meters wide. As in Zone A, a horsetail-like series of white chalcedonic veins extend several hundred meters along the projected strike of the zone to the east.

Zones A and B generally contain only modestly anomalous levels of gold (10 to 200 ppb range) with local higher values (max. 2700 ppb) in some intervals within areas of stronger veining. Silver shows a similar pattern (max. 41.3 ppm), however, there is generally a poor correlation with gold, which could be due to zonation or, more likely, is the result of more than one mineralizing pulse. There is an association between Au-Ag mineralization and elevated levels of Ba, Mo, Pb, As, Sb and to some extent Cu and Zn.  Minor chalcopyrite and secondary Cu oxides are present locally but many areas appear to be strongly depleted in copper relative to the high background values in the adjacent unaltered volcanics. The inference is that the copper has been leached from the host volcanics and redeposited in some of the veins and fracture zones.

A similar pattern exists for zinc, which displays a high background in the adjacent volcanics and areas of depletion and enrichment in the alteration zones.

Trenching was carried out in five other areas of the property within and peripheral to areas of sinter and silica cap alteration.  A number of small veins, silicified breccias and narrow stockwork zones were uncovered but all of these returned low Au-Ag values.

Some prospecting was carried out in a previously uncovered area 1.0 to 2.0 km east and southeast of Zones A and B.  A few small veins with elevated Au-Ag values (up to 6.46 gm/t Au) were discovered as well as a significant zone of silicification 2 m to 10 m wide and about 150 m long that contains a central brecciated core, up to 1.0 m wide, with abundant malachite that was traced over a distance of about 50m.  Two grab samples of well-mineralized breccia from this zone assayed 17.55 gm/t Au, 14.2 gm/t Ag and 1.1 gm/t Au, 21.4 gm/t Ag respectively.  About 1.5 km south of this exposure, a thin, flat-lying, laminated grey chert with red jasperoidal patches returned an interesting silver value (96.2 gm/t) associated with elevated lead (2480 ppm) and zinc (3060 ppm); this style of mineralization is seemingly different and could represent a different type of deposit in the district.

The epithermal zones of veining and alteration on the Ludivina property are high level and in many cases, such as in the “South Zone” area, essentially at the paleosurface.  Shallow parts of epithermal systems (within 50 m to 100 m of the paleosurface) generally are barren of precious metals although there are exceptions such as Mclaughlin, California but they are rare.  The fact that significant precious metal values occur in intervals in both the “A” and “B” zones and in a number of veins peripheral to this area is encouraging.

The trenching program helped determine the nature and extent of the mineralization, veining and alteration in each of the areas tested.  The program clearly established zones “A” and “B” as the highest priority targets on the property.  Both zones have good widths, long strike lengths, core areas of strong alteration and veining, elevated precious metal values and an element association typical of most epithermal deposits (i.e. Ba, Mo, As, Sb, Pb, Cu, Zn).  The high level of exposure in both areas can readily explain the absence of stronger precious metal mineralization.

In the writer’s opinion, a potential exists for both wide zones of stockwork-disseminated mineralization and high-grade, bonanza-type veins at depth in zones with the possibility of multiple ore shoots along the mineralized trend.

It is recommended that drilling be carried out in order to test the potential of zones “A” and “B” at depth.  The initial campaign should consist of 8 to 10 holes drilled along a series of fences, designed to crosscut the structures 50 m to 150 m below surface.  Some follow-up work should also be considered for the area of the new discoveries in the southeast part of the property (prospecting, mapping, sampling and possibly trenching); logistically this work could probably best be carried out concurrently with the drill program.

Introduction

This report describes the results of a trenching program carried out by Cardero Resource Corp. on the Ludivina property situated in the state of Northern Baja, Mexico.  Approximately 3.1 km of road access and thirty trenches totalling 1.84 km were completed during the program.

For the program, an older model D9 Caterpillar dozer was utilized and mobilized from the town of Rosarito, which is located about 200 km north of the project, near the city of Tijuana.  The total duration of the program was from January 23 to March 5, 2003 with the actual physical work carried out between Feb.1-26.  There was a delay in getting the equipment to the property and a number of work stoppage during the program due to breakdowns, lack of routine maintenance and delays in getting replacement parts but for the most part the equipment and operator performed fairly well considering the tough ground conditions.

Personnel that worked on the project included the writer (Jan. 23 to Feb. 11 and Feb. 28 to Mar.4 inclusive), R. van Egmond, geologist (Feb. 11-23), M. McClaren, geologist (Feb. 19-28) and

M. Barahona, project manager (Jan. 23 to Mar 4).

Property Description and Location

The property is 35 square km in size (3,500 hectares) and comprised of two adjoining exploration concessions (see Fig. 696-02-214) as detailed below:

Concession Name	Expediente No.	Numero Del Titulo	Hectares	Valid Until
Ludivina	02/6722	218132	2,500	6 yrs. after date of issue
Ludivina 2	02/6726	218801	1,000	6 yrs. after date of issue

The concessions are located in the State of Baja California, Mexico, near the town of San Quintin, which is about 235 kilometers south of the US border and the city of Tijuana (Fig. 696-02-13).

The approximate geographic center of the property is located at 115  48’W longitude, 30  34’N latitude.

The concessions have a 6-year term; thereafter an exploitation concession is required. During the 6-year term one of the obligations is to carry out exploration work each year and submit reports in May of each year covering the previous years work.  “Rights payments” (taxes), are due in January and July of each year.  The amount of taxes and work required is determined by the size of the mineral concessions. Reducing the size of the mineral titles after the first year can reduce the amount of taxes and work requirements going forward.

.

Accessibility, Climate, Infrastructure and Physiography

The property is readily accessible by road from San Quintin.  San Quintin is a coastal community with most amenities and services and is about a three-hour drive south along the Peninsular Highway from Tijuana.   From near the center of town, a well-traveled dirt road can be followed east along the Agua Chiquita arroyo basin for a distance of about 7.0 km to the western edge of the property.  From there, a central splay leads past a locked gate to the old workings located near the center of the property.  A northern splay provides access along the northern edge of the property but this route is rough and requires a 4-wheel drive vehicle.  Access to the southern area is provided by a cat road, which was constructed during the trenching program.  Travel time from the center of town to the property is less than 20 minutes.

The physiography of the property is characterized by a series of small hills and east to northeast-trending ridges of generally moderate relief incised by numerous arroyos, which feed into several main drainages that join Arroyo Agua Chiquita to the west.  Elevations on the property vary from slightly less than 100 meters to about 500 meters above mean sea level.  Higher elevations and steeper relief occur along the northern and eastern edges of the property.

The region is a dry desert environment.  Vegetation consists of moderate to thick growths of sagebrush and spiny brush interspersed with a variety of desert cacti.  A small part of the area has been cleared for cultivation and several large tracts in the northeast corner have been burned off for grazing purposes.

The summer season can be very hot but there is often a moderating effect from the coast with an inflow of cool moist area in the morning and late in the day.  Temperatures commonly are 10 to 15 degrees Celsius cooler than further inland.

History

There are a number of small pits and short adits in the central part of the property that explored a series of small auriferous epithermal veins beneath and peripheral to a silica cap zone.  There is no documentation of this work but it appears to have been carried out in the early to possible mid 1900’s.  The workings are very shallow and essentially just scratched the surface.  There is no evidence of any drilling having been carried out.

The area of the historical showings was held by an earlier mineral concession for a number of years until it expired in 2001.  There is evidence of some work during this period (topophil string, flagging tape, metal sample tags) but it appears to have been of limited scope and restricted to the area of the known showings.

Cardero Resource Corp. carried out detailed mapping and sampling over the concession area from July 2 to July 15, 2002.  The trenching program, which is the subject of this report, is the first phase of a two-phase program recommended from the results of that work (G. Belik, Dec. 11, 2002).

Regional Geological Setting

A diversity of sedimentary, volcanic, metamorphic and intrusive rocks, ranging in age from Paleozoic to Recent underlies northern Baja California.  An older metamorphic basement composed of schist, gneiss, quartzite and slate is overlain by an arc-type volcanic sequence of Cretaceous age (Alisitos Formation); initial volcanism in the Cretaceous consisted of intermediate to basic flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the Baja peninsula. This was followed by a period of uplift and extension accompanied by a period of extensive felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes.  Depressions were in-filled with lahar, coarse volcanic breccias, volcaniclastics, felsic volcanics and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained crystal tuffs and densely welded ignimbrite with local lithic tuff, flow breccia and lapilli tuff.

Granitic rocks of the Late Cretaceous, Peninsular Range Batholith underlie large tracts of northern Baja California.  Several phases are present, which include an early mafic diorite-diorite phase and later diorite, granodiorite to quartz diorite and quartz monzonite phases.

Numerous dykes and small plugs of siliceous felsite cut the Peninsular Intrusives and older units. Two ages appear to be present – an older, subvolcanic member of the Alisitos Formation and a younger, late stage member of the Peninsular Range Batholith.

Flat-lying, recessive weathering, shallow-marine sediments of Late Cretaceous age (Rosario Formation) unconformably overlie rocks of the Peninsular Range Batholith and older units.  The basal unit commonly consists of coarse polymictic conglomerate and sedimentary breccia that is overlain by a thick section of weakly consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Property Geology

Most of the property is underlain by a flat-lying sequence of shallow marine to subareal volcanic and sedimentary rocks of the Middle to Upper Cretaceous Alisitos Formation.  The sequence includes a lower green fragmental volcanic and sedimentary section, a middle succession of predominantly maroon and green lavas and volcaniclastics and an upper section of intermediate to felsic tuffs. The total sequence exposed on the property is about 300 meters thick.

In the northeast corner of the property, Alisitos volcanics are intruded by a monzonite to quartz monzonite stock that extends off the map area to the north.  There are no apparent thermal metamorphic effects adjacent to the contact nor does there appear to be any significant alteration or veining associated with the intrusion.

Poorly consolidated sandstones and conglomerate of the Upper Cretaceous Rosario Formation unconformable overlie the Alisitos Formation along the western edge of the property. Units are recessive and typically covered by coarse sandy gravels.  A distinctive thin caliche layer often marks the basal contact.

High-level quartz veins, commonly associated with silica cap type alteration zones and siliceous sinter deposits, occur extensively in the central and southern parts of the property, hosted within the Alisitos Formation (see Fig. 696-02-15B).  In the central part of the property, veining and alteration are associated with a north to northeast system of fracturing and faulting.  To the south much of the veining and alteration appear are associated with a conjugate set of structures trending approximately N15W and N70E.

Deposit Type

The style of veining and alteration on the Ludivina property display many of the classic characteristics of a low-sulphidation type epithermal system and appear to fit the sub-alkalic, andesite/rhyodacite-hosted subtype (R.H. Sillitoe, 1993).   Examples of such deposits include the Aurora, Sleeper and Comstock deposits in Nevada.   Some of the main characteristics of low-sulphidation epithermal systems include:

1.

Alteration zones adjacent to veins are commonly restricted and visually subtle.

2.

Key alteration minerals are sericite or illite +/- adularia.

3.

Quartz gangue is chalcedonic and or crystalline varieties displaying crustiform, colloform, bladed, comb, drusy, cockade and carbonate-replacement textures.

4.

Barite and/or fluorite present locally; barite commonly above ore.

5.

The main metals are Au and/or Ag (Zn, Pb, Cu) with locally Mo, Sb, As, (Te, Se, Hg).

6.

The main sulphide mineral is pyrite. Sphalerite, galena, chalcopyrite and tetrahedrite are common.

7.

1-20% sulphide but generally <5%.

The sub-alkaline subtype contains relatively high base metals (commonly several %) while Se and Te are generally absent.

Shallow parts of epithermal systems (within 50 m to 100 m of the paleosurface) generally are barren of precious metals although there are exceptions such as McLaughlin, California where gold ore approaches the paleosurface, but such deposits are rare.  All of the main zones of veining and silicification on the Ludivina property are very shallow, essentially at or very close (<60 m) to the paleosurface. Coarsely bladed barite, a distinctive high-level feature, is quite common at Ludivina.

Veining, Alteration and Mineralization

On the Ludivina property veins present include white chalcedonic varieties that are commonly display colloform banding and white to grey, fine- to medium-crystalline varieties with well developed drusy quartz, comb quartz and cockade textures.  Individual veins vary from a few centimeters to more than two meters wide and have strike lengths that vary from a few meters to several hundred meters.  Silica caps are characteristically strongly crackled, brecciated and interlaced with anastomosing sets of chalcedonic and drusy quartz veinlets of varying intensity. Alteration consists if very fine-grained intergrowths of quartz, carbonate and clay.  The degree of silicification is variable and dependent largely on the intensity of veining.

Sinter deposits are preserved in several areas. Sinter consists of finely laminated chalcedony and chalcedonic flow breccias with beds of spherulitic geyserite.  A well-developed series of cascading step-like terraces are preserved in a few areas that conform fairly well to present day topography.  Excluding the main arroyos, present day topography is probably quite similar to that which was present when the deposits were formed.

Four main areas of alteration and veining occur on the property referred to as Las Animas, Discovery Ridge, Basin Zone and South Zone, which have been discussed in detail in previous reports. The most interesting targets are two en-echelon zones of strong silicification and veining located in the South Zone (Zones A and B in Fig. 696-02-15B). Veining and silicification here are stronger than that exposed elsewhere on the property. These zones have been traced in a general N75E direction along two parallel structures over a combined strike length of 900 meters and across an average apparent width of 50m to 55m. The zones locally contain coarse bladed barite, silica breccias, red jasperoidal quartz and limonite; some areas are capped by flat-lying sinter.  Two N15W cross structures intersect the main zones at about 613650E, 3378780N and 613530E, 3378600N; both display alteration and veining similar to the main structures and appear to be contemporaneous in age.

Sampling during the initial mapping program returned a wide range of analytical results for gold.  Most values were low, which is to be expected in such a high level system, but there were a number of sporadic highs, both within isolated veins (up to 31 gm/t in the Discovery Ridge area) and stockwork zones in some of the silica caps (e.g. 2.0 gm/t across 19.0 m in Zone A), that may have been more directly centered over the main hydrothermal conduits.

Trenching Program

Twenty-eight trenches were completed in the four main target areas and two additional trenches evaluated a new showing discovered during construction of the access road into the South Zone area.  Results of this program are discussed below:

South Zone:

Zones A and B were evaluated by a series of 18 trenches which cross-cut the structures at intervals of 50 m to 100 m over a combined strike length of 900 m.  Trench locations, lithologies and assay results are shown in Fig. 696-03-15C at a scale of 1:1000.

Zone A was tested by trenches 11 to 18.  The zone outcrops along and east-west trending ridge that exposes grey to green, tan, red and maroon colored, fine-grained strongly silicified (chert-like) material containing a network of anastomosing quartz veinlets of varying intensity.  Remnants of chalcedonic hot spring sinter terraces are preserved in two areas (refer to map 969-02-15B). Overall, the zone strikes approximately N70E.

Zone A contains a core that is about 250 meters long and 20 meters wide of intensely silicified vuggy material with a good network of vuggy quartz and vuggy quartz-pyrite-specularite- chalcopyrite-barite veins and veinlets; most of the sulphides have been leached leaving a limonitic residue with local well developed boxworks.  Unoxidized host material is grey to grey and contains finely disseminated pyrite. Oxidized exposures are maroon to jasperoidal red color due to the presence of finely impregnated secondary hematite.

The core in Zone A is surrounded by a halo of weaker silica and silica-clay alteration with less veining that is about 330 meters long and up to 73 meters wide.  The core zone appears to be controlled by a feeder-type structure that dips moderately to the north.  The peripheral alteration appears to be controlled in part by bedding (i.e. a stacked series of flat-lying replacement zones) and in part by flat-lying to steeply-dipping zones of fracturing and veining.

Assay results indicate the best gold values occur in the core area of Zone A as would be expected.  Values range from 26 ppb to 1850 ppb and average about 400 ppb. The best values occur in the eastern part of the core area and include samples JDL 15 & 16 (2.0 gm/t across 19.0 m), which were collected during the initial mapping program. Altered areas peripheral to the core generally are only weakly anomalous in gold except where stronger veining is evident (e.g. an average of 700 ppb over a 13.5 meter interval in a stockwork zone at the south end of trench 15). Silver values are elevated in zone A but generally only weakly so; two high values (24.6 ppm and 41.3 ppm) were obtained from two consecutive samples (TR14-1 &2) collected along the access trail between the north end of trenches 13 and 14.

Trench 18 cut a 1.0 m to 1.5 m wide vein adjacent to a small, silicified knoll along the projected extension of the A zone to the east. The vein has a chloritized footwall within a broader envelope of weak clay alteration (illite?).  East of the trench the vein consists of colloform banded chalcedony but in the trench changes to vuggy quartz with 20%-30% soft powdery specular hematite. Three samples collected across the vein at 3.0-meter intervals assayed 517 ppb, 1,840 ppb and 3558 ppb gold respectively.

The eastern continuation of the A zone structure is manifested by a horsetail-like sequence of white, low-temperature chalcedonic veins, with minor wall rock alteration, that have been traced east of trench 18 over a strike length of more than 400 meters.  The vein system curves gradually to the southeast before feathering out in this direction.  Two grab samples of this vein material collected 260 meters apart returned elevated gold values (449 ppb, 1520 ppb).

Zone B was tested by trenches 3 to 8, 19 and 20. The zone is similar to A and contains lens-like bodies of more intense alteration and veining, up to 15 meters wide, within a broad zone of pervasive silica-clay alteration that is about 500 meters long and up to 110 meters wide. Zone B is somewhat different in that the main silica cap it is surrounded by a general zone of distinctive, weak to strong clay alteration up to 40 meters wide. Volcanics in the clay-altered intervals are soft, crumbly and bleached with a light green clay mineral (illite?) that occurs along fractures and in irregular blebs, lenses and layers. Similar clay alteration was seen in Zone A but not to the same extent.

The lenses of stronger alteration in Zone B consist of vuggy, limonitic silica and silica breccia, commonly with abundant leached, limonitic, vuggy veins/veinlets and vein fragments.  Barite and minor secondary copper oxides occur in some areas.

Gold-silver values in Zone B display a distribution similar to Zone A;  the core areas contain the best values (up to 2,700 ppb Au and 31.2 ppm Ag) although the overall average for these zones is low. The peripheral silica cap contains scattered, weakly to moderately anomalous values ranging up to 318 ppb Au, 4.5 ppm silver.

In a similar fashion to Zone A, a horsetail-like series of white chalcedonic veins extend several hundred meters along the projected strike of Zone B to the east (refer to Maps 696-02-15B and 696-03-15C).  Most appear to be low-temperature, distal varieties with relatively low gold values. One exception occurs at 613887E, 3378483N, which is located 170 meters southeast of trench18. Here a small vein (approx. 0.4 m wide) with secondary Cu oxides assayed 8.98 gm/t gold. The vein appears to be a higher temperature type with at least two phases of quartz (coarse and fine-crystalline varieties) with drusy cavities and a local botryoidal texture. This vein could represent a different mineralizing pulse or it could be higher grade because it is a bit lower in the system. In either case, it supports the concept that similar veins or stockwork zones with similar higher-grade mineralization could occur at a shallow depth beneath the silica caps in Zones A and B.

In Zones A and B there is an association between Au-Ag mineralization and elevated levels of Ba, Mo, Pb, As, Sb and to some extent Cu and Zn.  Minor chalcopyrite and secondary Cu oxides are present locally but many areas of the silica caps appear to be depleted in copper (less than 200 ppm) relative to the high background values in the adjacent unaltered volcanics (seven samples of unaltered volcanics collected around the margins of the alteration zones averaged 443 ppm Cu). The inference is that the copper has been leached from the host volcanics and concentrated in some of the veins and fracture zones.  A similar pattern exists for zinc, which displays a high background in the adjacent volcanics and areas of depletion and enrichment in the alteration zones.

Other Zones:

Trenching was carried out in five other areas of the property within and peripheral to areas of sinter and silica cap alteration.  A number of small veins, silicified breccias and narrow stockwork zones were uncovered but all of these returned low Au-Ag values. Sketches of these trenches, including assay results and brief descriptive notes, are presented in the following pages.  For the location of the trenches refer to Fig. 696-02-15B in the pocket of the report. For more detailed descriptive notes on these trenches as well as for trenches 3 to 20 in the South Zone area refer to Appendix A of the report.

Reconnaissance Prospecting

Two day of reconnaissance prospecting were carried out by the writer and Miguel Barahona east to southeast of zones A and B to look for new showings along the projected extension of these structures. Several veins and zones of silicification were found.  At 615350E, 3379010N, moderately silicified andesitic volcanics contain a few quartz veins and veinlets; a sample from a 30 cm vein (LUD-03-15) trending 110/56NE assayed 6,460 ppb Au, 3.9 ppm Ag. A zone of similar silicification, with an irregular network of white epithermal quartz veins and veinlets about 10 meters wide, occurs 70 meters to the NNE; the main vein set here trends approximately 100/60N.

A zone of silicification within dacitic volcanics crosses a small sagebrush-covered knoll centered at 615360E, 3378468N. At this point the zone is about 10 meters wide and trends northwest with a steep northeasterly dip.  The zone contains a brecciated section, approximately l.0 m wide, with abundant malachite that was traced 50 meters to the northwest. The general zone of silicification is 2 m to 10 meters wide and can be followed for about 150 meters but doesn’t appear to extend beyond this limit.  There is evidence of some minor, very old previous work (small pit and hand-sorted stockpiles) along the trend.  A grab sample of mineralized breccia (LUD-03-16) taken near the crest of the knoll assayed 17.55 gm/t Au, 14.2 ppm Ag.  A sample of similar material collected 40 meters to the northwest (LUD-03-21) assayed 1,100 ppb Au, 21.4 ppm Ag.

At 614736E, 3378164N a 10 cm wide drusy quartz vein with malachite is exposed in a old shallow prospect pit. The vein has a steep dip, strikes WNW and was traced for 160 meters.  A composite sample of the vein assayed 324 ppb Au, 4.2 ppm Ag.

At 615522E, 3376990N, a thin, flat-lying, laminated grey chert with red jasperoidal patches returned 96.2 gm/t silver from sample LUD-03-24 (<5 ppb Au).  The mineralization is associated with elevated barium, lead (2480 ppm) and zinc (3060 ppm); this style of mineralization is seemingly different and could represent a different type of deposit in the district.

Interpretation and Conclusions

Prior mapping and sampling at Ludivina clearly establish that the zones of veining and alteration on the property are very high level and in many cases, essentially at the paleosurface .  It is well documented that shallow parts of epithermal systems (within 50 m to 100 m of the paleosurface) generally are barren of precious metals; there are exceptions (i.e. Mclaughlin, California) but they are rare.  That fact that significant precious metal values occur in intervals in both the “A” and “B” zones and in a number of veins peripheral to this area has to be considered encouraging.

The trenching program helped determine the nature and extent of the mineralization, veining and alteration in each of the areas tested.  The program clearly established zones “A” and “B” as the highest priority targets on the property.  Both zones have good widths, long strike lengths, core areas of strong alteration and veining, elevated precious metal values and an element association typical of most epithermal deposits (i.e. Ba, Mo, As, Sb, Pb, Cu, Zn).  The high level of exposure in both areas can readily explain the absence of stronger precious metal mineralization.

In the writer’s opinion, further exploration on the Ludivina property is fully warranted.   A potential exists for both wide zones of stockwork-disseminated mineralization and high-grade, bonanza-type veins at depth in zones “A” and “B”.  Drilling should be carried out to test this potential.

An initial drill campaign consisting of 8 to 10 holes is recommended.  Holes should be drilled along a series of fences designed to crosscut the structures 50 m to 150 m below surface.

Some follow-up work should also be considered for the area of the new discoveries in the southeast part of the property (prospecting, mapping, sampling and possibly trenching); logistically this work could probably best be carried out concurrently with the drill program.

April 2, 2003

Appendix A

Trench Notes and Sample Description

TRENCH #20

North End of Trench: 613719E / 3378636N

LUDTR-20-01	0.0m to 9.0m weak green illite? clay alteration in volcanic fragmentals.
LUDTR-20-02	9.0m to 19.0m. Weak to moderate silicified maroon volcanic fragmental.
LUDTR-20-03	19.0m to 27.0m. Moderately silicified volcanic with colloform veining 35 cm wide in out crop to west.

South End of Trench: 613716E / 3378607N, then

LUDTR-20-04	27.0m to 32.0m @ 200 degrees, weak to unaltered volcanics.

Appendix B

Sample Descriptions LUD-03-1 to LUD-03-24

Appendix C

Assay Certificates

Appendix D

Writers Certificate

Appendix E

References